

May 5, 2011

<u>Via U.S. Mail and Facsimile</u>

Mr. Aik Fun Chong
President and Chief Executive Officer
Global Mobiletech, Inc.
1312 North Monroe
Suite 750
Spokane, Washington 99201

   Re: Global Mobiletech, Inc.
     Form 10-K for the fiscal year ended June 30, 2010
     Filed September 30, 2010

     Form 10-Q for Fiscal Quarter Ended December 31, 2010
     File No. 0-51116

Dear Mr. Chong:

   We issued comments to you on the above captioned filing telephonically on March 14, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 19, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

   If you do not respond to the outstanding comments or contact us by May 19, 2011, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

           * * * *

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
for

Larry Spirgel
Assistant Director

cc: Via facsimile to 206-860-6022
    Mr. Michael R. Espey, Esq.